Exhibit 99.1

BW LPG Limited announces sale of BW Lord

Singapore, 2 September 2025

BW LPG Limited (“BW LPG” or the “Company”, OSE ticker code: “BWLPG.OL”, NYSE ticker code: “BWLP”) is pleased to announce that its 52%-owned subsidiary, BW LPG India, has entered into an agreement to sell the 2008-built BW Lord for continued trading.

On a 100% basis, the sale of BW Lord is expected to generate a net book gain of approximately US$25 million and net cash proceeds of around US$61 million. The vessel is scheduled for delivery to the buyer before the end of 2025, enabling BW LPG India to continue earning income from the asset until the handover.

This transaction follows BW LPG India’s recent purchases of the 2015-built BW Chinook and BW Pampero, further strengthening its position as the owner and operator of India’s youngest and largest fleet of Very Large Gas Carriers (VLGCs). The fleet currently comprises eight VLGCs, which collectively handle approximately 20% of India’s LPG imports.

Kristian Sørensen, CEO of BW LPG, says “We continue to advance our strategy to modernise BW LPG India’s fleet while capitalizing on strong asset values in the second-hand market. This is another transaction that underscores the agility of our commercial platform and our ability to unlock value in the current market environment.”

For further information, please contact:

Kristian Sørensen, CEO, BW LPG
Samantha Xu, CFO, BW LPG
investor.relations@bwlpg.com

About BW LPG

BW LPG is the world’s leading owner and operator of LPG vessels, owning and operating a fleet of more than 50 Very Large Gas Carriers (VLGCs) with a total carrying capacity of over 4 million CBM. With five decades of operating experience in LPG shipping, an in-house LPG trading division and investment in onshore LPG infrastructure, BW LPG offers trusted and reliable services to source and deliver LPG to customers. Delivering energy for a better world – more information about BW LPG can be found at https://www.bwlpg.com.

BW LPG is associated with BW Group, a leading global maritime company involved in shipping, floating infrastructure, deepwater oil & gas production, and new sustainable technologies. Founded in 1955 by Sir YK Pao, BW controls a fleet of over 450 vessels transporting oil, gas and dry commodities, with its 200 LNG and LPG ships constituting the largest gas fleet in the world. In the renewables space, the group has investments in solar, wind, batteries, and water treatment.